SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 17, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 17, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY PARTICLEBOARD LINE TO SLOVENIA

(Helsinki, Finland, February 17, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Panelboard will supply equipment for a continuous particleboard production line to LESNA TIP Otiski Vrh d.d. in Slovenia. The deliveries will begin in the third quarter of 2005, and the start-up is scheduled for early 2006. Lesna’s total investment is about EUR 20 million, more than half of which goes to the Metso order.

Metso Panelboard’s delivery will include the equipment and automation for the main production line from dry flake silos to the end of pressing line. Metso Panelboard will also be responsible for the erection of the new line. At full operation, the annual production capacity of the line will be approximately 330,000 cubic meters.

LESNA TIP Otiski Vrh d.d., part of the Prevent group of companies, is one of the main particleboard producers in Slovenia. The board is used in furniture and construction industries. The new production line will replace the old pressing line at Lesna TIP’s plant in Sentjanz pri Drawograd, Slovenia.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

Kari Simolin, Vice President and General Manager, Metso Panelboard, Particleboard and OSB Division, tel. +358 20 482 9616

Juha-Pekka Tuovinen, General Manager, Sales, Metso Panelboard, Particleboard and OSB Division, tel. +358 20 482 9004

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.